FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 29, 2005

Commission File Number      09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004     Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

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Signatures
Consolidated Financial Results for the Year Ended March 31, 2005
Management Policies
Highlights of Consolidated Financial Results for the Year Ended March 31, 2005
Overview of our Operations and Principal Activities
Statements of Consolidated Income
Consolidated Balance Sheets
Liabilities and Shareholders’ Equity
Statements of Consolidated Shareholders’ Equity
Statements of Consolidated Cash Flows
Basis of Financial Statements and Summary of Significant Accounting Policies
Net Income per Share
Segment Information
Marketable Securities
Retirement Benefits

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2005

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, April 28, 2005 — Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2005.

Mitsui & Co., Ltd. and subsidiaries
(Web Site: http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda
Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division TEL 81-3-3285-7533

1.	Consolidated financial results for the year ended March 31, 2005 (Unaudited) (from April 1, 2004 to March 31, 2005)

(1)	Consolidated operating results information

			Income from continuing
			operations before income
			taxes, minority interests and				Total trading
	Revenues		equity in earnings		Net income		transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Year ended March 31, 2005	3,525,733	18.2	175,644	97.8	121,136	77.1	13,615,047	10.8
Year ended March 31, 2004	2,982,936	7.1	88,805	36.6	68,387	119.6	12,284,111	7.1

Income from
				Income from	continuing
				continuing	operations before
				operations before	income taxes,
				income taxes,	minority interests
				minority interests	and equity in
				and equity in	earnings to total
	Net income per	Net income per		earnings to total	trading
	share, basic	share, diluted	Return on equity	assets ratio	transactions ratio
	Yen	Yen	%	%	%
Year ended March 31, 2005	76.55	72.12	11.6	2.5	1.3
Year ended March 31, 2004	43.25	40.89	7.5	1.3	0.7

Notes:

1.	Equity in earnings of associated companies — net for the years ended March 31, 2005 and 2004 were ¥65,893 million and ¥40,078 million, respectively.

2.	Average number of shares outstanding during the years ended March 31, 2005 and 2004 were 1,582,472,783 and 1,581,195,023, respectively.

3.	Change in accounting principles applied : No

4.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions represent changes from the previous year.

5.	Parentheses represent negative figures or decreases.

6.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

7.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2004 relating to discontinued operations have been reclassified.

8.	Starting from the year ended March 31, 2005, the companies changed their presentation on financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing. In relation to this change, “Revenues” for the year ended March 31, 2004 has been restated.

(2) Consolidated financial position information

		Shareholders'	Shareholders'	Shareholders'
	Total assets	equity	equity ratio	equity per share
	Millions of Yen	Millions of Yen	%	Yen
March 31, 2005	7,593,387	1,122,828	14.8	709.66
March 31, 2004	6,716,028	963,278	14.3	609.28

Note:	Number of shares outstanding at March 31, 2005 and 2004 were 1,582,210,630 and 1,581,013,054, respectively.

(3) Consolidated cash flows information

	Net cash provided by	Net cash used in	Net cash provided by (used in)	Cash and cash equivalents at
	operating activities	investing activities	financing activities	end of year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Year ended March 31, 2005	200,069	(224,010)	171,321	791,810
Year ended March 31, 2004	100,079	(134,154)	(12,248)	638,299

(4)	Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 427 Associated companies accounted for by the equity method : 296

(5)	Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : increase 52, decrease 49

Associated companies accounted for by the equity method : increase 41, decrease 44

2.	Forecast of consolidated operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen
Year ending March 31, 2006	14,000,000	170,000

Note:	Forecasted basic net income per share for the year ending March 31, 2006 is Yen 107.44.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Management Policies

Mitsui & Co., Ltd., with its consolidated subsidiaries, is a general trading company with business partners in every region of the world, trading in a diverse range of goods and also engaged in international projects. We undertake sales and marketing, import and export, and international trading and manufacturing in business sectors including metal products & minerals, machinery, electronics & information, chemicals, energy, and consumer products & services, and also provide comprehensive services in retail, logistics and transportation, finance and other areas. In addition, we engage in natural resource development, strategic business investment in areas such as IT, and a broad range of other business initiatives.

In August 2004 we revised our management philosophy to create the following Mission, Vision and Values.

Mitsui & Co., Ltd.
Management philosophy

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler than can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization

In line with this management philosophy, we are currently in the process of reshaping our operations fully utilizing our business engineering capabilities and worldwide network to generate new value as a global business enabler.

1. Management strategy and progress report

     1) Medium-term Strategic and Financial Plan to March 31, 2006

In May 2004 we announced Global Growth 2006, our new Medium-term Strategic and Financial Plan (“Mid-term

Plan”) for the two years to March 31, 2006 that provides a blueprint for a new stage of growth across our entire organization. The key elements of this plan are as follows.

     (1) Recognition of our operating environment

We created the Mid-term Plan based on the awareness of the following key points with regard to our longer-term operating environment:

•	Accelerating pace of globalization: The influence of new and rapidly developing economies such as China and the other so-called BRICs countries of Brazil, Russia and India is growing. Unified regional economies are developing within Asia, Europe and the Americas.

•	Changes driven by IT: There is a rapid shift taking place from supply-driven economies to consumer-driven economies.

•	Heightened focus on sustainability: Growing global concern on health, safety and environment are urging companies to demonstrate higher levels of corporate social responsibility.

     (2) Key initiatives

Mitsui has positioned the two years of the Mid-term Plan as a period to create the foundations for future growth, based on the following core initiatives.

       (a) Continuous review of Mitsui’s business portfolio

•	With the aim of being able to rapidly and efficiently implement our global strategy, we have consolidated our operations into 13 business units from the previous 19, including the establishment of two new units, the Consumer Service Business Unit and the Transportation Logistics Business Unit. Moreover, in order to improve the effectiveness and efficiency of our domestic operations, we introduced a new operating structure to cover domestic branch offices under the management of business units in headquarters by individual product lines.

•	The Mid-term Plan called for ¥400 billion of investment over the two years to March 2006, comprising ¥300 billion in our core area of strength, mineral, energy and plant project businesses, and ¥100 billion to develop or strengthen other key areas, consumer products and services businesses, lifestyle-related businesses, and automobile-related businesses. The majority of this investment is being directed to areas that would contribute to consolidated performance in the years after the end of the Mid-term Plan.

•	Following on from the previous fiscal year, we would continue to review the performance and commercial viability of our subsidiaries and associated companies, using quantitative metrics such as profit after cost of capital to decide whether to divest, restructure or take other appropriate actions regarding individual companies.

     (b) Evolution of business models leveraging our business engineering capabilities

We intend to generate further growth, strengthening our existing core businesses while anticipating structural changes within Japan and around the world to take the lead in developing new business opportunities. Through the following three business creation strategies we intend to make powerful use of our business engineering capabilities.

•	We seek to construct an optimal value chain by leveraging our core capabilities in marketing, financing and logistics.

•	Amid the rapid acceleration of globalization, we seek to leverage our global network to meet customers’ needs.

•	We are developing new capabilities and businesses, through researching and commercializing technology, pursuing solutions-based projects and undertaking other measures that effectively bring together Mitsui’s knowledge and skills.

     (c) Implementation of global strategy

In response to the development of unified regional economies in Asia, Europe and the Americas, we will strengthen operations in growth areas such as Greater China, Central and Eastern Europe, Russia/CIS, Brazil and Chile, forming strategic alliances with leading domestic and international companies as appropriate. At the same time we will take steps to inculcate the Mitsui culture throughout our operations, training and recruiting people globally.

     (d) Strengthening corporate governance and CSR

We will strengthen corporate governance and internal controls and focus on CSR, with the aim of improving the quality and transparency of our management processes and meeting the trust placed in us by stakeholders. We also reviewed our dividend policy with the aim of maximizing shareholder value.

     (3) Quantitative targets for the current Medium-term Strategic and Financial Plan

Our target for the final year of the Mid-term Plan, ending March 2006, was consolidated net income of ¥100 billion with a 9% return on equity and a net debt(*)-to-equity ratio (“net DER”) of around 3 times.

     (*) Net debt means interest-bearing debt less cash and cash equivalent and time deposits.

     (a) Outlook of operating performance during the Mid-term Plan

•	Although we recorded losses incurred by loss-making subsidiaries and associated companies increased to ¥53.4 billion for the year ended March 2004, including one-time charges arising from business restructuring and withdrawals, measures in this area were expected to reduce this figure to around ¥20 billion in each of the years of the Mid-term Plan.

•	The Mid-term Plan was based on an exchange rate of US$1 = ¥105, and crude oil prices referenced to JCC (Japan Crude Cocktail) of US$28/bbl in the year to March 2005 and US$27/bbl in the year to March 2006. Other than slight decrease in the Energy Segment from conservative estimates of oil prices, earnings were expected to increase in nearly all segments, aided by the rapid recovery in the performance of the Machinery, Electronics & Information Business Segment and Overseas operating segments.

     (b) Outlook of financial position at end of the Mid-term Plan

Reflecting the increased investment outlined above, we estimated that total assets at the end of the Mid-term Plan in March 2006 would be ¥7.3 trillion, ¥600 billion higher than at the end of March 2004. Boosted by retained earnings, shareholders’ equity was estimated to rise by ¥140 billion to ¥1.1 trillion.

2)	Progress during the fiscal year under review

(1)	Progress on key initiatives

(a)	Continuous review of business portfolio

(i)	Investment plan

Based on the projects outlined below in our core areas, minerals, energy, and plant projects, investment has been implemented ahead of the planned basis, totaling ¥260 billion in the fiscal year under review.

•	Sakhalin II project in Russia: ¥82.4 billion (LNG production scheduled to begin towards end of 2007)

•	Enfield oil development area in Western Australia: ¥62.8 billion (Oil production scheduled to begin towards end of 2006)

•	Participation in acquisition of IPP portfolio formerly owned by Edison Mission Energy: ¥63.4 billion

•	Expansion of iron ore and coal mining in Australia: ¥12.6 billion (Joint development with Rio Tinto, Anglo American and others)

Recycling of existing investments has also continued, including the sale of shares held in Vodafone Japan K.K. We also took the opportunity to harvest our investments in B2C companies at their IPOs, notably the listing on the Tokyo Stock Exchange of Telepark Corp., a subsidiary involved in sales of cell phones and other items.

(ii)	Review of subsidiaries and associated companies

During this term direct discussions have continued between the President & Chief Executive Officer (“President”) and the Chief Operating Officers (“COOs”) of each business unit for the purpose of comprehensively reviewing the performance and commercial viability of our subsidiaries and associated companies.

•	During the fiscal year under review we withdrew from 57 companies that had been identified for such action. As a result of further review during the period, there remain 60 companies identified for exit as of the end of March 2005. Charges relating to business exits during the period were ¥2 billion, less than the ¥5 billion estimated during planning for the year.

•	The total loss from loss-making subsidiaries and associated companies was ¥34.5 billion. This figure exceeded our planning estimate of ¥20 billion, but was significantly lower than the total loss of ¥53.4 billion recorded in the previous fiscal year. The main elements of the losses from loss-making companies included those related to projects under development, such as Sahkalin II, one-time losses on business restructuring, and an impairment loss on fixed assets of an aluminum smelter, Mitalco Inc. Consolidated net earnings from subsidiaries and associated companies for the period was ¥150.4 billion, significantly higher than the ¥62.3 billion achieved in the previous year.

                             Subsidiaries and Associated Companies
                                  Trends in Business Performance

(b)	Evolution of business models leveraging our business engineering capabilities

•	We are working to expand our operations in the growth areas of the motor vehicles business relating to retail finance, auto dealerships and logistics. Based on the growing demand for motorcycles in Indonesia we have been developing our retail finance subsidiary P.T. Bussan Auto Finance. In the United States we have been strengthening our ties with the auto dealership group United Auto Group following our participation in their equity offering.

•	We have invested in Quintiles Transnational Japan, a company with proprietary expertise in the provision of outsourcing services to the healthcare and pharmaceuticals markets, and are pursuing joint development.

•	In July 2004, we established Mitsui Bussan Logistics Partners, an asset management company specialized in warehouses and logistics facilities, and are planning to list Japan’s first logistics facilities REIT, with six logistics assets worth approximately ¥26.0 billion, on the Tokyo Stock Exchange in May 2005.

•	We have invested in and formed business alliance with Duskin Co., Ltd., a nationwide company involved in cleaning equipment rentals, fast food and other food service operations. We are currently jointly engaged in developing new business opportunities such as household services, food-related businesses, and services for the elderly.

•	In March 2005 we jointly established Mall & SC Development, Inc. with Ito- Yokado Co., Ltd. to pursue the development and management of shopping malls and shopping centers. At Mitsui we are working to combine and leverage our business engineering capabilities in all business units in the Consumer Products & Services Segment to plan and development products and services that meet consumers’ diverse lifestyle needs.

(c) Implementation of global strategy: — Launch of Asian Regional Managing Directorship

In order to pursue and develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, we need a broad regional overview to supplement Mitsui’s base in Japan. With this recognition, we introduced an Asian Managing Directorship in October 2004. The Regional Managing Director, Asia (“RMD, Asia”) took full control from April 2005, with broad authority and responsibility to manage Mitsui’s business throughout Asia excluding Japan. The RMD, Asia will review Mitsui’s business portfolio and allocation of resources in Asia and, while seeking to expand cross-border trading transactions and business investment, will seek to foster and strengthen human resources from within the region.

(d) Reinforcement of Management Framework to support further growth

Details of our measures relating to corporate governance, internal controls and promotion of corporate social responsibility are in section 4 of this document, “Corporate Governance Policies and Initiatives”.

     (2) Progress toward quantitative targets

A breakdown of operating performance during the fiscal year under review can be found in “Highlights of Consolidated Financial Results for the Year Ended March 31, 2005.”

(a) Consolidated results for the year under review

Consolidated net income for the year ended March 2005 was ¥121.1 billion, higher than the target net income for the final year of the Mid-term Plan to March 2006, as shown in the chart.

•	Crude oil prices reached US$36/bbl, considerably higher than the planning assumption of US$28/bbl. Also with the contribution of the rise in iron ore prices, performance in the Metal Products & Minerals Segment and the Energy Segment greatly exceeded the target net income for the year to March 2006.

•	Losses from loss-making subsidiaries also decreased substantially as a result of rigorous ongoing review. Performance all improved in other business segments except for the Chemicals Segment, which recorded ¥36.0 billion as compensation and other charges related to DPF incident. Most of the segments achieved their net income targets for the year to March 2006 one year earlier than planned.

(b) Financial position as of the end of March 2005

•	Total assets as of March 31, 2005 were ¥7.59 trillion, having already exceeded the forecast of ¥7.3 trillion set for the end of March 2006 in the Mid-term Plan. Investments and property and equipments(*) increased ¥0.29 trillion in total due to faster-than-planned progress on equity participations and asset acquisitions, reaching ¥1.63 trillion and ¥0.66 trillion respectively. In addition, the increase in trade receivables and inventories from increased trading activities for energy and metals caused current assets to increase by ¥0.49 trillion.

(*) Investment includes advances to associated companies. Property and equipment is net of accumulated depreciation.

•	As current liabilities rose in line with the increase in current assets from higher trading volumes, net interest-bearing liabilities increased ¥0.2 trillion to ¥3.56 trillion, partly matching the increase in Investments and property and equipment. Net income for the period contributed to an increase in shareholders’ equity to ¥1.12 trillion, and the net DER of 2.44 times was below the level of approximately 3 times targeted in the Mid-term Plan.

•	In March 2005 Standard & Poor’s lifted its long-term credit rating of Mitsui from BBB+ (outlook: positive) to A– (outlook: positive). In April 2005 Moody’s raised its long-term debt rating of Mitsui from A3 to A2, and its short-term debt rating from P-2 to P-1, with a stable outlook. Reasons cited by these ratings agencies included Mitsui’s improvement in earnings base due to progress on business restructuring and strengthening of risk management, and an improved ratio of shareholders’ equity to interest-bearing debt.

2. Key topics

1) Response to the DPF incident

For information on the DPF incident and our responsive measures, please refer to “3. Outline of DPF data falsification incident and Company’s responsive measures.” We are making every effort to respond to the customers and subsidy providers affected by the DPF incident. We are taking measures to prevent the recurrence of similar incidents in future, and at the same time, are working hard to recover social trust in our Company and its operations.

2) Monitoring and optimization of business portfolio

Supported by favorable commodity markets, net income for the year under review exceeded the ¥100 billion target for the Mid-term Plan to March 2006. Nevertheless, we believe we need to continue dealing steadily with the qualitative issues outlined in the Mid-term Plan, with an eye to the medium- and long-term strengthening of our business basis. As described above, as of the end of March 2005 total assets stood at ¥7.59 trillion, already surpassing the target for March 2006 of ¥7.3 trillion. While the accumulation of quality assets is a key qualitative issue, the realization of sustainable growth also calls for ceaseless monitoring and optimization of business portfolio as well as thorough management of risk and return.

•	We are increasing the speed and magnitude of recycling existing investments, which includes not only the exit or disposal of nonperforming subsidiaries and associated companies, but also the strategic sale of profitable ones. Each Business Unit and overseas office is continuing to review businesses, based on strategic fit and profit after cost of capital.

•	In monitoring subsidiaries and associated companies, we use not only business indices that take capital cost into account, but also key performance indicators that have been individually set for each company. In this way, both the parent company and subsidiaries and associated companies are working together to enhance business performance across the board.

•	In order to maintain a sound balance sheet on a consolidated basis, we are paying close attention to net DER. We calculate risk assets by using statistical procedures based on the probably of loss realization on individual assets, and are ensuring that the total amount of our risk assets do not exceed 80% of shareholders’ equity.

•	In the energy and natural resource fields, which are our core areas of strength, the leap in commodity markets has resulted in upward trends in the acquisition and development costs for upstream interests. In order to achieve sustainable growth we should not only expand our existing operations but also acquire new interests, replenishing and expanding reserve base and diversifying sources of supply. We are carefully monitoring and analyzing international supply and demand trends and industrial structural changes, and evaluate and decide on investments from the medium- to long-term standpoint.

•	An important issue in the Mid-term Plan is the expansion of our earnings base through strengthening and developing businesses in consumer products and service fields while maintaining and expanding our operations in our core areas of strength. In our participation in new businesses through buy-outs and other means we intend to focus on and develop businesses that will become future earning drivers, rather than being in pursuit of short-term results.

3) Business process re-engineering and optimization of corporate headquarters

In November last year Mitsui & Co., Ltd. introduced MICAN (SAP-based Enterprise Resource Planning Package), a new standard business process system, and in April 2005 we entered into new stage of business process re-engineering. While working to stabilize and optimize MICAN system with interconnections with overseas offices and major subsidiaries for planning and monitoring on a consolidated basis, we aim to improve our internal controls system on a consolidated basis as required by the Sarbanes-Oxley Act of 2002, build an enterprise risk management system, and review and optimize the organizational structure of the Corporate Staff Unit of Mitsui’s head office.

3. Outline of DPF data falsification incident and Company’s responsive measures

1) Discovery of the use of falsified data and the establishment of an Investigation Committee

•	In November 2004, we discovered during the course of an internal investigation that false data had been produced and submitted to authorities for diesel particulate filters (DPFs) manufactured by Mitsui’s subsidiary, PUREarth Incorporated and sold by Mitsui. These filters were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. Mitsui sold approximately 21,500 units of the product.

•	Following the discovery, we immediately set up an Investigation Committee chaired by an outside counsel. Based on a report prepared by the Committee following interviews with people concerned and a scrutiny of related documents, in December 2004 we dismissed two employees directly involved in the incident. PUREarth Incorporated also dismissed two employees, and filed criminal complaints against a former vice president of the company and another employee.

2) Responsive measures to DPF users and subsidy providers

•	Having established a DPF Response Headquarters, with the support of our sales agents we made contact with almost all users of Mitsui’s DPF filters. We are now putting our efforts into carrying out a three-part user response plan that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing Mitsui DPFs upon their redemption following the scrapping or resale of vehicles, and (3) support program for the purchase of alternative vehicles. As of 26 April, 2005, out of the total of 21,500 units, users of 2,013 units have agreed to participate in our user response plan, and we have collected approximately 1,430 DPFs.

•	Our representatives have visited each of the subsidy providers to report on the incident and our responsive measures, and are proceeding with full compensation of relevant subsidies. As of 26 April, 2005, we have paid almost all of the subsidy compensation amount of ¥8 billion, including ¥1 billion in penalties.

•	Accompanying these responses, we recorded a one-time compensation and other charges related to DPF incident amounting to ¥36 billion (after tax ¥22 billion) in the fiscal year under review. This amount consists of a user response charge of ¥28 billion and subsidy compensation of ¥8 billion.

3) Measures to prevent recurrences

To prevent the recurrence of this kind of serious problem, we are taking every opportunity to educate our employees on the critical importance of compliance. In addition, we are reviewing our internal controls system as related to human resources management, including the education and guidance of younger employees and job rotation system. At the same time, we took or are taking the following definitive steps as part of preventive measures.

•	Overhauling the internal control and compliance mechanism

In January 2005, each one of the Officers and General Managers were requested to comprehensively examine the status of compliance throughout their organization on a consolidated basis and reported and pledged to the President on the result of such examination. Although not effective for us yet, in response to the requirement of Section 404 of the U.S. Sarbanes-Oxley Act, we are also working to reinforce our internal controls system covering all our key subsidiaries (approximately 150 companies) as well as all of Mitsui’s divisions and overseas trading subsidiaries that will be subject to an external audit for the year ending March 31, 2007.

•	Enhancing the whistle-blowing mechanism covering subsidiaries

In addition to the existing whistle-blowing mechanism which include outside lawyers, we are establishing a new whistle-blowing hotline to third-party agencies that will maintain anonymity and allow individuals to discuss matters with greater confidence. Subsidiaries are included in this hotline system.

•	Increased control over new businesses in specific areas

We have established a more stringent internal approval processes for new businesses opportunities involving R&D manufacturing, environment, and high public involvement such as the provision of government subsidies. Evaluations and recommendations will be sought, as needed, from the CSR (Corporate Social Responsibility) Promotion Committee or the newly established Environment Inquiry Committee or the Bioethics Committee that involve experts from outside Mitsui. We will employ outside experts, such as those with relevant technical expertise or experience with manufacturing and environmental issues, to work full-time to act as Environmental Auditors in the Compliance & Operational Control Division. They will also inspect new and existing environment-related businesses as the need arises.

•	Strengthening internal auditing

The Internal Auditing Division, which reports directly to the President, is widening the scope of its regular audits and increasing their frequency. If necessary, the Division may conduct unscheduled, surprise auditing.

•	Revision of the system for placing full-time corporate auditors for major subsidiaries

The Internal Auditing Division will place full-time corporate auditors in major subsidiaries and increase the independence of their auditing within Mitsui’s internal organization. These auditors will work closely with the Internal Auditing Division and will oversee the system and operation of internal controls as well as the auditing deemed necessary by the Commercial Code.

•	Revision of disciplinary systems and their applications

We are reviewing our disciplinary regulations and will enforce them more strictly in future in order to encourage a change of awareness on compliance among employee, and to clarify the responsibilities of management to supervise their organizations including subsidiaries.

4) Report from the Independent Committee for the DPF incident

•	Mitsui established an Independent Committee for the DPF incident which comprised five members and was chaired by Mr. Yasutaka Okamura, an outside Corporate Auditor. The Committee was asked to offer the objective opinions of third parties outside the Company on: (a) consideration of the root causes and background which led to the DPF incident, (b) evaluation of and recommendation on preventive measures, and (c) management responsibility regarding the DPF incident. We received the report from the Committee in February 2005, gave full consideration of the evaluation and recommendation on preventive measures, and are putting into place the steps outlined in (3) above.

•	We have reviewed the report concerning management responsibility regarding the DPF incident and have considered other relevant factors including the grave social impact of the incident and the losses and damages incurred by the Company. At a meeting of the Board of Directors in February 2005, we resolved to implement disciplinary reductions of remuneration for fulltime Directors. We also took relevant disciplinary actions on officers and managers who were responsible for supervising those individuals directly involved in the incident.

We are making every effort to respond to users and subsidy providers affected by the DPF incident. We are taking measures to prevent the recurrence of similar incidents in future, and at the same time, are working hard to recover social trust in our Company and its operations.

4. Dividend policy

•	In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we are targeting a consolidated payout ratio of 20%, and through improving the performance of the company aim to steadily increase dividends from their current levels.

•	For the year ended March 2005 we plan to pay a dividend of ¥15 per share, ¥7 per share higher than the previous fiscal year. For the year ending March 2006, we will closely review improvements in business performance with the aim of increasing dividends for the full year above current levels, based on the policy outlined above.

5. Corporate Governance Policies and Initiatives

1) Basic Approach to Corporate Governance

•	We define corporate governance as the systems and processes that allow shareholders to oversee the management of Mitsui, and focus on two key governance matters: improving management transparency and accountability, and clarifying the division of roles between management oversight and business execution. We define internal control systems, meanwhile, as the control and supervision of our operations by the management team. Our objectives with regard to internal control are threefold: improving the effectiveness and efficiency of operations; providing highly reliable financial reports; and complying with applicable laws and regulations. Mitsui is listed on U.S. NASDAQ National Market, and the measures we take to meet our responsibilities under the Sarbanes-Oxley Act of 2002 are part of our efforts to establish an internal control system covering Mitsui group in Japan and overseas. Our aim is to efficiently integrate our corporate governance and internal control systems throughout the group. Corporate governance contributes to increase shareholders value only when the extensive internal control functions efficiently and the two are organically interlinked. In particular, we have given top priority to compliance, which is at the heart of all corporate activities, and based on the lessons learned through the DPF incident, we aim to ensure that all employees — including those in subsidiaries and affiliated companies — thoroughly understand and practice the principle that “no compliance = no work = no company”.

•	While firming up the corporate governance and internal controls that form important elements of our management infrastructure, we aim to promote corporate activities that harmonize the interests of corporate profits and social responsibility by having each member of staff fully understand our management philosophy and undertake to do good work. In order to continue to be a company needed by Japan and the world, it is necessary for us to go one step further in complying with the expectations and trust placed in us by our stakeholders starting with shareholders, clients, global environment, the local community, as well as our staff. Everyone in our organization needs to work diligently as part of our united effort to promote CSR-oriented management aimed at the creation of a sustainable society. In this way, we look to rapidly recover social trust and confidence lost in the DPF incident, and move ahead with the recovery and enhancement of shareholder value.

2) Corporate Governance-related Initiatives

The following section outlines the situation with regard to decision-making, operational execution, business oversight and other matters related to corporate governance.

(a) Corporate Governance System

•	A 2002 amendment to the Commercial Code of Japan gave us the option of basing our corporate governance framework on a Committee System. We decided, however, to maintain the current system with corporate auditors because we believe that corporate auditors, whose functions are legally empowered and reinforced, provide adequate auditing functions. Furthermore, internal directors are well versed in our business operations and can therefore contribute to speedy and effective management. Considering the proactive auditing functions on the execution of duties by the Board of Directors, we aim to maintain our governance structure with corporate auditors.

•	At the same time we aim to improve management transparency and accountability, while also clarifying the division of roles between management oversight and business execution. By adopting some of the aspects of the Committee System we are working towards the establishment of highly effective and optimal corporate governance mechanism. We are performing periodic review of our corporate governance framework, and as part of such review, on April 1, 2004, we established the following three committees as discretionary advisory bodies for the Board of Directors.

•	Governance Committee

This Committee comprises the Chairman of the Board (committee chair,) the President, two external directors, two full-time Directors and one external Corporate Auditor, and is tasked with studying the state and direction of the company’s corporate governance, while taking into consideration the viewpoint of external Directors and Corporate Auditors.

•	Nomination Committee

This Committee comprises the President (committee chair,) one external Director and two full-time Directors, and is tasked with establishing the selection standards and processes used in nominating Directors and Corporate Officers, and evaluating director nomination proposals.

•	Remuneration Committee

This Committee comprises an external Director (committee chair,) the President and two full-time Directors, and is tasked with studying the system and decision-making process related to remuneration and bonuses for Directors and Corporate Officers, while also evaluating director remuneration proposals.

•	After the introduction of a Corporate Officers System in April 2002 we reduced the number of Directors from 38 to 11 in June 2002. We also elected one external Director to the Board in June 2003, increasing this to two following the General Meeting of Shareholders in June 2004. In addition, since June 2004 the Chairman of the Board of Directors has been positioned as a Non-executive Director, concentrating on his role of management oversight. At the time of the General Meeting of Shareholders in June 2004, eight of the 11 Directors also maintained duties as Corporate Officers.

•	As far as the selection of external Directors is concerned, while extensive business experience and knowledge is required to deliberate such board meeting proposals as investments and loans, given that we are a general trading company with business dealings with a broad variety of industries and businesses, there are limits in our selection of candidates with absolute independence. Given this situation, it has been decided that performance and knowledge of his or her particular area of business should be used as the selection standard for external Directors, while paying the greatest possible attention at the operating level to prevent the possibility of such problems as independence and conflict of interest.

•	For Corporate Auditors, please refer to the following section “ (c) Internal audits, Corporate Auditors (auditing committee) audits, and accounting audits.”

(b) Business execution and internal control system

We view our internal control system as “a system aimed at achieving management targets, including both quantitative and qualitative risk management,” and working to establish effective management system through close interactions among various organizations within the Company. We have proactively adopted modern internal control system frameworks from the United States of America and on April 1, 2004 reorganized or newly established a number of key committees related to the business execution in order to respond to ever-growing and increasingly diverse risks. The committees are as follows:

•	Internal Controls Committee (Committee chair: President)

This Committee is tasked with establishing basic policy related to internal control systems, while also developing, maintaining and improving the effectiveness of the integrated management system.

•	Compliance Committee (Committee Chair: Chief Compliance Officer)

This Committee includes an outside lawyer as a committee member, reports to the Internal Controls Committee and is tasked with developing, maintaining and improving the effectiveness of the compliance system. This committee is also responsible for the relevant operation of the internal whistle-blowing system (which consists of seven routes including outside lawyers and the third party organization.)

•	Disclosure Committee (Committee Chair: Executive Officer in charge of Corporate Staff Divisions)

This Committee also reports to the Internal Controls Committee, and is tasked with establishing principles and basic policy for statutory disclosure and timely disclosure, as well as developing organizational structure and mechanisms for disclosure within Mitsui on a consolidated basis. It is also in charge of determining and/or making recommendations on the materiality of information, as it arises, and accuracy and adequateness of the documents to be filed.

•	Crisis Management Headquarters (Head: President)

This organization is an ad-hoc and emergency body for crisis response, reporting directly to the President and tasked with exercising necessary decision-making in place of normal in-house decision mechanism relating to all conceivable crisis response items.

•	CSR Promotion Committee (Committee Chair: Executive Officer in charge of Corporate Staff Divisions) This Committee is the core body for promoting management with an emphasis on corporate social responsibility, and tasked with making proposals to the management on, establishing internal structure for and diffusing and communicating throughout the company on CSR promotion. It also functions as the cornerstone for external communications on issues related to CSR promotion.

•	For the Internal Auditing Division, please refer to the following section, “(c) Internal audits, Corporate Auditors (Auditing Committee) audits, and accounting audits.” The diagram below illustrates the overall structure of our corporate governance and internal control systems, including existing organizations such as the Advisory Board (an advisory body to the President consisting of four prominent individuals from outside the Mitsui Group).

(c)	Internal audits, Corporate Auditors (auditing committee) audits, and independent audits.

(i)	Internal Audits

•	The Internal Auditing Division that independently reports directly to the President is made up of 40 staff members: 20 Auditors, 10 senior staff assisting the Auditors, and 10 support staff. The division carries out independent and objective evaluations in line with internal auditing guidelines and from the standpoint of risk management, management and operational effectiveness, compliance, and proper financial reporting when conducting regular audits of the parent company, overseas offices, subsidiaries and affiliated companies. The division initiates cross-organization audits on specific targets or theme-based audits conducted on a functional basis, such as the audits of subsidiaries management at a specific overseas office or audits of environmental management system. The division may also carry out special audits to investigate the causes and responsibility in relation to extraordinary economic losses or damages to corporate credibility. The Internal Auditing Division conducts parallel monitoring while carrying out disclosure control evaluations based on requests in line with Section 302 of the Sarbanes-Oxley Act of 2002. Auditing results will be reported to the President, with follow up demands made for status reports on items where improvement is deemed necessary, and reevaluations will be carried out.

•	As noted in “3. Measures to prevent recurrences” in section “3. Outline of DPF data falsification incident and Company’s responsive measures,” the Internal Auditing Division is scheduled to significantly increase its personnel this year in order to further strengthen its auditing functions in relation to the development and operation of internal controls on a consolidated basis.

(ii)	Corporate Auditors audit

•	There are five Corporate Auditors, two full-time and three external. Apart from periodically hosting meetings ahead of the Meeting of the Board of Directors, the Board of Corporate Auditors meets on an as-needed basis when required. All members of the Board of Corporate Auditors attend the Meeting of the Board of Directors, overseeing procedures and resolutions, while also proactively voicing their opinions.

•	Full-time Corporate Auditors attend important in-house meetings, including Corporate Management Committee and Investment and Loan Committee meetings, receiving periodic reports from the Executive Officers in charge of Corporate Staff Divisions relating to the prevailing business situation, and visit domestic and overseas offices and important subsidiaries. Periodic meetings are held between the President and all members of Corporate Auditors.

•	As far as independent audit is concerned, the Corporate Auditors carry out audits on a consolidated basis during and at the end of reporting periods. Regular monthly meetings will be held with the independent auditors for audits carried out during the reporting period, to discuss efficient independent audit execution as well as exchange information and stay abreast of the supervisory activities of the independent auditors. In order to secure the independence of the independent auditors in line with the requirements of the Sarbanes-Oxley Act of 2002, the pre-approval of the Board of Corporate Auditors is required for all services provided to Mitsui or our subsidiaries by Deloitte Touche Tohmatsu (“DTT,” a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) and its member firms.

(iii)	Independent Auditors

•	The four individuals responsible for the execution of our independent audit are Kenichi Fujiwara, Katsuji Hayashi, Koji Inagaki and Hidehiko Yuki, all of whom are audit partners of DTT. Kenichi Fujiwara has conducted our independent audits for nine continuous years. As of March 31, 2005, independent auditors consisted of 58 people: 21 Certified Public Accountants 29, Junior Certified Public Accountant, and 8 others.

•	Considerations are given to the direction for unifying to DTT all independent audits from Mitsui and its subsidiaries in order to streamline the process for and improve the reliability of our consolidated accounting. From March 2007, we will be required to implement internal control audits in response to Section 404 of the Sarbanes-Oxley Act of 2002, in addition to audits required by the Japanese Commercial Code and the Securities Exchange Law, and the Securities Exchange Act of 1934 of the U.S.

(iv)	Interactions among the Board of Corporate Auditors audits, the Internal Auditing Division audits and Independent Auditors

The Corporate Auditors, the Internal Auditing Division, and independent auditors are engaged in various forms of interactions, aimed at making auditing activities more efficient and of higher quality. For example, the Corporate Auditors not only cooperate with independent auditors as outlined above but also hold periodic meetings with the Internal Auditing Division to exchange information. In addition, they participate in all regular auditing review meetings held by the Internal Auditing Division.

(v)	Independent Auditor Fees

In the fiscal year ended March 31, 2005 total fees paid to the auditing firm DTT by Mitsui and its subsidiaries were ¥620 million. Of this, fees as stipulated in Article 2 Clause 1 of the Certified Public Accountant Law of 1948 number 103 was ¥547 million, including ¥222 million for fees for financial statement audits of Mitsui.

3)	Relations with External Directors and External Corporate Auditors

•	Akishige Okada and Akira Chihaya fulfill the requirements for external directors as laid down in Article 188, Clause 2, Item 7-2 of the Commercial Code. Akishige Okada (elected in June 2003) is the Chairman & Executive Director of Sumitomo Mitsui Banking Corporation (SMBC). We have an ongoing banking relationship with SMBC. We had a total of ¥79,466 million in long-term and short-term borrowings from SMBC included in our unconsolidated balance sheet as of March 31, 2005. External Director Akira Chihaya (elected in June 2004) is the Chairman and Executive Director of Nippon Steel Corporation, which competes with us in such business areas as metals, machinery and IT. We also maintain ongoing business transactions with Nippon Steel Corporation, supplying iron and steel raw materials while purchasing iron and steel products. Total sales to Nippon Steel Corporation included in our non-consolidated accounts for the period ended March 31, 2005 were ¥68,826 million, while purchases from them were ¥385,843 million.

•	Ko Matsukata, Yasutaka Okamura and Hideharu Kadowaki fulfill the requirements for external auditors of listed companies under Article 18, Clause 1 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc., of Corporations.” Corporate Auditor Ko Matsukata, who was re-elected in June 2002, is an advisor to Mitsui Sumitomo Insurance Co., Ltd., where he has retired from as a Director eight years before. Mitsui Sumitomo Insurance Co., Ltd. continues to have a regular business relationship with Mitsui as one of our major transaction partners. Corporate Auditor Yasutaku Okamura, who was elected in June 2003, is a member of the Japan Federation of Bar Associations, and retired as an Attorney General in 1993. Corporate Auditor Hideharu Kadowaki, who was elected in June 2004, retired from his position as the Executive Director and Deputy President of Sumitomo-Mitsui Financial Group when he was elected as a Corporate Auditor of Mitsui, and is currently Chairman of The Japan Research Institute, Limited.

4)	Initiatives made over the last fiscal year to enhance Corporate Governance

(1)	Efforts to strengthen Corporate Governance

•	With the approval at the Annual General Meeting of Shareholders held in June 2004, we shortened the tenure of Directors to one year, introducing an appropriate degree of tension on Directors from shareholders. We also revised and simplified the remuneration systems for Directors and Corporate Auditors, including the abolishment of retirement allowances, in order to improve management transparency. Remuneration to Directors and Corporate Auditors was ¥576 million (for 14 individuals including 11 in position at the end of March 2005) and ¥109 million (for 6 individuals including 5 in position at the end of March 2005) respectively in the period ended March 2005. Other payments were Directors’ bonuses of ¥63 million, and retirement payments (including pension) for Directors ¥839 million and Corporate Auditors ¥86 million respectively. Director remunerations were calculated in line with a performance-linked formula based on consolidated net profits, and reflect the disciplinary reductions in remunerations for full-time Directors in relation to the DPF incident. We have not introduced any stock option program for Directors as of the end of March 2005.

•	We have started utilizing IT for notification of and the exercise of voting rights at the Annual General Meeting of Shareholders since June 2004 in order to facilitate shareholders for exercising their voting rights. We also hosted a Shareholders Roundtable Meeting to increase the opportunities for direct dialogue between shareholders and our management team. We will continue to consider ideas aimed at creating more accessible Annual General Meeting of Shareholders.

•	The Meeting of the Board of Directors is normally held once a month, but there were a total of 16 meetings in the fiscal year ended March 31, 2005 including 5 extraordinary meetings, 4 of which were emergency meetings related to the DPF incident.

•	Meetings of the three Committees, which are advisory bodies to the Board of Directors, were held as follows in the fiscal year ended March 31:

•	The Governance Committee met in January 2005 — and is scheduled to do so again in May 2005 — to evaluate the status of our corporate governance, and discuss the pros and cons of introducing the Committee System, and the strengthening of governance in a company with a Board of Corporate Auditors. The Committee is scheduled to report on their recommendation for action plans at the Meeting of the Board of Directors in May 2005.

•	The Nomination Committee met in October 2004 and February 2005 to establish the selection standards and processes for Directors and Corporate Officers, and evaluate director nomination proposals. The candidates for Directors announced in February were selected under these standards and processes.

•	The Remuneration Committee met in September 2004 and April 2005 to study the system and decision process related to the remuneration and bonuses for Directors and Corporate Officers, while also evaluating director remuneration proposals. The Committee will further consider the disclosure on issues such as “basic remuneration policies.”

(2)	Measures Aimed at Strengthening Internal Controls

•	The Internal Controls Committee held its first meeting in May 2004, and decided that we need to carry out comprehensive review and overhaul of our internal control systems as required by the Sarbanes-Oxley Act of 2002 on a consolidated basis. In particular, the strengthening of internal control systems at our subsidiaries was identified as the number one priority. The Committee also worked for establishing sophisticated check and control system under the company-wide ERP system introduced in November 2004, strengthening internal auditing systems at overseas offices and subsidiaries, and establishing the mechanism for the protection of personal data.

•	Following due evaluation of the development and operation of our internal controls on a consolidated base, the President and the CFO made a pledge In response to Section 302 of the Sarbanes-Oxley Act of 2002 to the effect that our internal control systems were effective when Form 20-F for the year ended March 31, 2004 was filed to the US SEC. In response to Section 404 of the same law, which will apply to us from the year ending March 2007, we are proceeding with a review of the development and operational status of internal rules and regulations along with the effectiveness of compliance on a consolidated basis, and have commenced a company-wide overhaul of process flows, including the documentation and development of internal control functions.

•	The second committee meeting was held in December 2004, where considerations were given to the root causes and background which led to the DPF incident as well as the preventive measures. For information on measures to prevent the recurrence of the DPF incident please refer to “3. Outline of DPF data falsification incident and Company’s responsive measures.”

•	The Disclosure Committee established the Corporate Disclosure Policy from the standpoint of improving the transparency and accountability of information disclosure. The Compliance Committee established the Business Conduct Guidelines for Employees and Officers of Mitsui & Co. Ltd., and similar guidelines for our subsidiaries, making ongoing efforts to monitor and improve compliance.

(3)	Promoting CSR-oriented Management

To promote CSR-oriented management, we believe it is imperative that two elements of CSR function interactively; namely, the reinforcement of the management infrastructure such as governance and internal control, and employees’ recognition and understanding of our management philosophy which drives them to proactively undertake to do good work. We have carried out the following activities in line with this concept during the year ended March 2005. (For further information about CSR activities, please see our CSR report for 2004 posted on the company website.)

•	The CSR Promotion Committee was established in April 2004 as the core organization for promoting CSR management and CSR activities throughout the company as well as the dialogue with various outside stakeholders.

•	Management Philosophy of Mitsui & Co., Ltd. was established in August 2004, followed in September 2004 by our Basic CSR Policy, aimed at heightening awareness of CSR among each and every member of staff. We also developed Social action policy, Environmental Policies and Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

•	We announced our support for the ten principles of the United Nations Global Compact in October 2004. We will periodically monitor our compliance status with the ten principles, discover and rectify points requiring attention, and make relevant disclosure on these actions. By establishing such cycle in our daily business activities we aim to promote our business activities with sincerity and transparency.

•	During the fiscal year under review Mitsui has been listed in key SRI indices, including the FTSE4GOOD and DJSI.

We have seriously reflected on the implications and our social responsibility connected with the DPF incident that came to light in November 2004, and are committed to make our very best to improve corporate ethics while moving ahead with the promotion of the CSR management. We also aim to implement responsive measures based on our continuous dialogues with many stakeholders, and will work hard to rapidly recover social trust in our Company and its operations.

Highlights of Consolidated Financial Results for the Year Ended March 31, 2005

1. Summary of Operating Results for the Year Ended March 31, 2005

(1) Results of Operations

Gross Profit

•	For the year ended March 31, 2005, the global economy continued to show strong expansion, driven by the emerging economies such as China and other Asian countries, as well as the United States. The world trade volume grew substantially supported by booming demand of China and other Asian countries, in conjunction with this trend international commodity prices of crude oil, iron ore, coal and non-ferrous metals surged reflecting increasingly tight market conditions. Under such economic environment, gross profit for the year ended March 31, 2005 increased by ¥111.9 billion from ¥613.9 billion to ¥725.8 billion due mainly to the following reasons:

•	Due to higher prices and increased shipment, gross profit of mineral resources and energy related overseas subsidiaries recorded significant growth, including iron ore subsidiaries Sesa Goa Limited in India and Mitsui Iron Ore Development Pty. Ltd. in Australia, a coal subsidiary Mitsui Coal Holdings in Australia, and oil and gas subsidiaries Mitsui E&P Middle East B.V. operating in Oman and Mittwell Energy Resources Pty., Ltd. in Australia; and

•	Under highly volatile international commodity markets, gross profit increased sharply at Arcadia Petroleum Ltd. trading in crude oil and Mitsui & Co. Energy Risk Management Ltd. trading in energy derivatives, respectively. Moreover, we recorded higher profit on trading of foreign exchange, grain and raw sugar.

Other Expenses (Income)

•	Selling, general and administrative expenses increased ¥41.7 billion from ¥477.2 billion to ¥518.9 billion, because:

•	personnel expenses increased mainly due to increased bonuses to traders at Mitsui & Co. Energy Risk Management Ltd. and Arcadia Petroleum Ltd.;

•	at subsidiaries acquired since the second quarter of previous fiscal year to the fourth quarter of this fiscal year such as Mitsui Norin Co., Ltd., selling, general and administrative expenses, mainly personnel expenses, sales promotion expenses and depreciation, were newly added to operating results; and

•	communication and information expenses increased primarily due to introduction of enterprise resource planning package and other factors at Mitsui.

•	Loss on write-down of securities and other expense-net significantly decreased for the year ended March 31, 2005. For the year ended March 31, 2004, we recorded significant charges of a ¥21.7 billion loss on write-down of securities concerning investment in POWEREDCOM, Inc. and a charge of ¥13.7 billion in other expense-net for the settlement of an antitrust lawsuit filed against a United States subsidiary, Bioproducts Inc., respectively. The absence of such items for the year ended March 31, 2005 brought about significant improvement on our operating results.

•	Gain on sales of securities increased, mainly due to sales of IT-related share of Vodafone Japan K.K. and

Telepark Corp. during the year ended March 31, 2005.

•	Dividend income increased reflecting the increase in dividend from liquefied natural gas (“LNG”) projects in the Middle East.

•	Despite improvement in above-mentioned items, we recorded ¥36.0 billion loss as compensation and other charges related to Diesel Particulate Filter (“DPF”) incident (*) which consisted of a user response charge for free replacement of Mitsui’s DPFs and compensation of subsidies to relevant providers.

(*)	For further information, please refer to “3. Outline of DPF data falsification incident and Company’s responsive measures” in “Management Policies”

Equity in earnings of associated company

•	Equity in earnings of associated companies — net (after income tax effect) increased by ¥25.8 billion from ¥40.1 billion to ¥65.9 billion, mainly attributable to the strong performance of mineral resources and energy related associated companies supported by higher market price of their products. Those companies include Valepar S.A., a controlling shareholder of Brazilian mineral resources company Companhia Vale do Rio Doce in Brazil, Companhia Minera Dona Ines de Collahuasi SCM, a copper mine development company in Chile, Japan Australia LNG (MIMI) Pty. Ltd., a LNG and oil development company in Australia, Mitsui Oil Exploration Co., Ltd. in Japan

As a result of these developments, for the year ended March 31, 2005 we recorded net income of ¥121.1 billion, a significant increase of ¥52.7 billion from ¥68.4 billion for the year ended in March 31, 2004.

(2)	Operating Results by Operating Segment

Metal Products & Minerals Segment

•	For the year ended March 31, 2005, gross profit largely increased by ¥44.4 billion from ¥77.0 billion to ¥121.4 billion. Driven by firm demand from Asian countries, especially China, selling prices of iron raw materials, steel products and non-ferrous metals and raw materials grew higher as well as increases in shipment as below:

•	Gross profit of overseas subsidiaries such as Sesa Goa Limited in India and Mitsui Iron Ore Development Pty. Ltd. in Australia increased due to a 18.62% rise in iron ore price under long term contracts. Especially gross profit of Sesa Goa Limited sharply increased by ¥12.2 billion primarily attributable to contribution of newly executed contracts with Chinese customers during the year ended March 31, 2005;

•	Gross profit of an overseas subsidiary Mitsui Coal Holdings Pty. Ltd. increased by ¥5.3 billion due to increase in prices of metallurgical coal and thermal coal for long term contracts; and

•	For steel products, Mitsui as well as both domestic and overseas subsidiaries increased gross profit due to strong prices on the solid base of trading transactions despite tight market supply.

•	Operating income rose by ¥39.4 billion from ¥28.7 billion to ¥68.1 billion because an increase in above mentioned gross profit was much higher than that in selling, general and administrative expenses.

•	Gain on sales of securities-net was much lower than previous fiscal year when we sold shares of Caemi Mineração e Metalurgia S.A., a Brazilian mineral resources company.

We recorded impairment loss on property and equipment owned by an aluminum smelting subsidiary Mitalco Inc. in the United States reflecting upward trend of electricity cost.

•	Equity in earnings of associated companies increased by ¥13.8 billion from ¥8.6 billion to ¥22.4 billion mainly attributable to Valepar S.A., a controlling shareholder of Brazilian mineral resources company Companhia Vale do Rio Doce in Brazil and Companhia Minera Dona Ines de Collahuasi SCM, a copper mine development company in Chile, due to sharp increase in prices of mineral resources.

•	Net income increased by ¥22.8 billion from ¥24.2 billion to ¥47.0 billion, as gross profit, operating income and equity in earnings recorded substantial increase due to strong prices driven by firm demand for minerals resources and metal products.

Machinery, Electronics & Information Segment

•	For the year ended March 31, 2005, gross profit increased slightly by ¥8.6 billion from ¥ 128.7 billion to ¥137.3 billion. Gross profit rose at P.T. Bussan Auto Finance, a retail financing company for motor cycle in Indonesia, and at Telepark Corp., a subsidiary involved in sales of cell phones and other items in Japan due to growing cell phone units trading transactions, which outweighed slight decrease in plant projects.

•	Operating income for the year ended March 31, 2005 increased slightly by ¥2.0 billion from ¥29.4 to ¥31.4 billion because of the above mentioned increase in gross profit which was partly offset by increase in selling, general and administrative expenses such as legal expenses principally related to newly developed projects.

•	For the year ended March 31, 2004, there was a ¥21.7 billion impairment loss on investment in telecommunications carrier POWEREDCOM, Inc. In addition impairment loss on property and equipment and other expense-net amounting to ¥8.0 billion was recorded in conjunction with our effort for reevaluation and restructuring of domestic machinery related subsidiaries NBI Corporation and Mitsui Bussan Machinery Co., Ltd.

•	In contrast, for the year ended March 31, 2005, there were gains on the sales of shares of Vodafone Japan K.K. and Telepark Corp. amounting to ¥7.2 billion and ¥5.7 billion, respectively.

•	Equity in earnings of associated companies for the year ended March 31, 2005 increased slightly by ¥0.5 billion from ¥7.7 billion to ¥8.2 billion mainly because United Auto Group, Inc., a United States automotive dealer became our associated company for the year ended March 31, 2005.

•	As above-mentioned, net income for the year ended March 31, 2005 significantly increased by ¥20.5 billion from ¥5.9 billion to ¥26.4 billion, mainly attributable to the improvement in loss on write-down on securities, gain on sales of securities and other expense-net.

Chemical Segment

•	For the year ended March 31, 2005, gross profit decreased by ¥4.0 billion to ¥87.1 billion from ¥91.1 billion. During this fiscal year, in general our petrochemicals trading enjoyed higher overall market prices and steady demand in China and other Asian region. However, this was outweighed by unrealized holding losses on certain long term petrochemical purchase contracts and increased raw material cost at Novus International, Inc., a U.S. feed supplement subsidiary.

•	Operating income decreased by ¥6.8 billion to ¥24.6 billion from ¥31.4 billion due to increase in selling,

general and administrative expenses as well as decrease in gross profit as above.

•	For the year ended March 31, 2005, we recorded ¥36.0 billion as compensation and other charges related to DPF incident. Please refer to “3. Outline of DPF data falsification incident and Company’s responsive measures.”

•	For the year ended March 31, 2005, equity in earnings of associated companies recovered to ¥2.5 billion from ¥1.2 billion loss for the year ended March 31, 2004, an increase by ¥3.7 billion, because this segment recorded losses such as the discontinued gasoline octane operations in the United States, and for the year ended in March 2005, this segment did not record significant losses.

•	As a result, we recorded net loss of ¥6.9 billion for the year ended March 31, 2005, a decrease by ¥18.3 billion from ¥11.4 billion for the year ended March 31, 2004, which is primarily because of compensation and other charges related to DPF incident.

Energy Segment

•	The average crude oil price per barrel (Japan Crude Cocktail) rose from US$29 for the year ended March 31, 2004 to US$36 for the year ended March 31, 2005. Gross profit for the year ended March 31, 2005 was strongly increased by ¥18 billion from ¥54.6 billion for the previous fiscal year to ¥72.6 billion.

•	For the year ended March 31, 2005, a U.K. subsidiary Arcadia Petroleum Ltd., which had recorded trading losses in petroleum products for the year ended March 31, 2004, and thereafter specialized in crude oil trading, increased gross profit by ¥13.5 billion compared with the previous fiscal year:

•	Reflecting higher crude oil price, gross profit for the year ended March 31, 2005 increased at Mitsui E&P Middle East B.V., that operates in Oman for exploration, development and production of crude oil and gas natural gas resources, and Mittwell Energy Resources Pty., Ltd. that is engaged in sales of crude oil and condensate in Australia; and

•	Gross profit of Mitsui Oil & Gas Co., Ltd., a domestic oil products sales subsidiary, for the year ended March 31, 2005 increased by ¥4.1 billion, due to its success in increasing sales price of products which more than offset rising cost of crude oil.

•	For the year ended March 31, 2005, operating income increased by ¥13.8 billion from ¥21.7 billion to ¥35.5 billion, mainly because of significant improvement in gross profit, which was partly offset by increased bonuses of traders of Arcadia Petroleum Ltd.

•	Dividend income for the year ended March 31, 2005 increased by ¥4.8 billion, due to contribution by LNG projects in the Middle East, Abu-Dhabi, Oman and Qatar.

•	Reflecting higher crude oil price, equity in earnings of associated companies for the year ended March 31, 2005 increased strongly by ¥10.0 billion to ¥24.5 billion from ¥14.5 billion. This was mainly attributable to JAL-MIMI, an LNG and crude oil production associated company in Australia and Japanese oil explorations and production related associated company Mitsui Oil Exploration Co., Ltd.

•	As a result, net income for the year ended March 31, 2005 increased strongly by ¥18.4 billion from ¥24.4 billion to ¥42.8 billion mainly due to an increase in oil and gas producing activities supported by higher crude oil price as well as largely improved results of crude oil trading.

Consumer Products & Services Segment

•	For the year ended March 31, 2005, gross profit increased by ¥16.7 billion from ¥135.9 billion to ¥152.6 billion due to the following reasons:

•	MBK Real Estate Ltd. in the United States showed strong performance driven by the sale of a large commercial facility and the retail sales of houses;

•	Commodity trading such as grain and raw sugar also well performed; and

•	subsidiaries such as Mitsui Norin Co., Ltd. which were acquired between the second quarter of the previous fiscal year and the forth quarter of this fiscal year contributed to increase in gross profit of this segment

•	Operating income for the year ended March 31, 2005 increased by ¥8.7 billion from ¥23.3 billion to ¥32.0 billion. Among others, increase in gross profit of Mitsui Norin Co., Ltd., was largely offset by increase in selling, general and administrative expenses.

•	We had a gain on the sale of shares of netprice, ltd. at its initial public offering. However, the net gain on sales of securities decreased because we had recorded much higher gain on the sale of shares of SKY Perfect Communications Inc. in the previous fiscal year. Loss on write-down of securities including shares of BS-i Incorporated, a digital satellite broadcaster, increased by ¥3.1 billion compared with the previous fiscal year.

•	Equity in earnings decreased by ¥2.6 billion from ¥6.3 billion to ¥3.7 billion, including decline at Wilsey Foods Inc. due to fierce price competition in processed fat food industries in the United States.

•	As a result, net income decreased by ¥2.0 billion from ¥18.9 billion to ¥16.9 billion due to decrease in the gain on sales of securities-net and equity in earnings despite increase in gross profit.

Logistics & Financial Markets Segment

•	For the year ended March 31, 2005, gross profit increased by ¥14.4 billion from ¥32.3 billion to ¥46.7 billion, primarily attributable to a significant improvement, amounting to ¥11.0 billion, of energy derivatives trading at Mitsui & Co. Energy Risk Management Ltd. against highly volatile crude oil market. Moreover, gross profit from trading in foreign exchange and commodity derivatives increased at Mitsui.

•	Operating income increased by ¥8.1 billion to ¥18.5 billion from ¥10.4 billion, due to the above-mentioned increase in gross profit which was partly offset by increased bonus of traders at Mitsui & Co. Energy Risk Management Ltd.

•	Equity in earnings of associated companies slightly increased by ¥2.2 billion from ¥0.2 billion to ¥2.4 billion, principally attributable to Mitsui Leasing & Development, Ltd. that showed steady performance in machinery and ship leasing business since it had completed disposal of nonperforming assets during the year ended March 31, 2004.

•	Mainly due to increase in gross profit from commodity derivative trading as above, net income for the year ended March 31, 2005 increased by ¥7.0 billion from ¥4.8 billion to ¥11.8 billion.

Americas Segment

•	For the year ended March 31, 2005, gross profit increased by ¥9.2 billion from ¥40.7 billion to ¥49.9 billion attributable to:

•	steel products related subsidiaries such as Mitsui Steel Development Co., Inc. due to strong prices and firm demand; and

•	a lumber related subsidiary Portac, Inc. due to sharp rise in price of lumber in the United States.

•	Operating income increased by ¥6.2 billion from ¥8.5 billion to ¥14.7 billion reflecting the above-mentioned increase in gross profit.

•	Other expense-net significantly improved compared with the year ended March 31, 2004 when we had recorded the ¥13.7 billion charges for the settlement of the antitrust lawsuits at Bioproducts Inc.

•	Equity in earnings for the year ended March 31, 2005 was ¥1.6 billion, improved by ¥4.1 billion from ¥2.5 billion loss for the year ended March 31, 2004, because we had recorded loss from discontinued operations such as gasoline additives for the year ended March 31, 2004, and steel products related associated company showed strong performance for the year ended March 31, 2005.

•	As a result, for the year ended March 31, 2005 net income increased by ¥12.1 billion from ¥0.2 billion to ¥12.3 billion due to increase in gross profit and substantial improvement in other expense.

Europe Segment

•	For the year ended March 31, 2005, gross profit slightly increased by ¥0.7 billion from ¥20.0 billion to ¥20.7 billion due mainly to contribution of steel products and machinery businesses at Mitsui & Co. UK PLC.

•	Operating income decreased by ¥0.6 billion from ¥3.0 billion to ¥2.4 billion because increase in personnel expenses and office lease expense overweighed increase in gross profit.

•	Mitsui & Co. UK PLC owns a minor share of interest in Arcadia Petroleum Ltd. For the year ended March 31, 2005, improved results of Arcadia Petroleum Ltd. also contributed to the net income of Europe Segment, while this segment suffered loss from poor performance of Arcadia Petroleum Ltd. for the year ended March 31, 2004.

•	As a result, net income increased by ¥2.2 billion from ¥0.7 billion to ¥2.9 billion mainly because of strong performance of Arcadia Petroleum Ltd.

Other Overseas Areas Segment

•	Gross profit increased by ¥1.7 billion from ¥24.1 billion to ¥25.8 billion reflecting expanding economy in Asian countries.

•	Operating income increased by ¥1.6 billion from ¥6.6 billion to ¥8.2 billion together with increase in gross profit.

•	Storing Performance of Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd contributed to net income at Mitsui & Co. (Australia) Ltd. that owns minor share interest in those Australian mineral resource related subsidiaries.

•	As a result, net income increased by ¥3.4 billion to ¥13.8 billion from ¥10.4 billion reflecting strong performance of iron and steel raw materials,.

2. Financial Conditions

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2005 increased by ¥877.4 billion to ¥7,593.4 billion compared with ¥6,716.0 billion as of the previous fiscal year-end.

•	Current assets as of March 31, 2005 increased by ¥486.2 billion to ¥4,420.7 billion compared with ¥3,934.5 billion as of the previous fiscal year-end due mainly to increase in:

•	cash and cash equivalents at Mitsui; and

•	trade receivables, inventories at subsidiaries of Metal Products & Minerals Segment and Energy Segment and other current assets such as derivative assets at subsidiaries of Logistics & Financial Markets Segment.

•	Current liabilities as of March 31, 2005 increased by ¥248.0 billion to ¥3,281.8 billion compared with ¥3,033.8 billion as of March 31, 2004, primarily because of increases in trade payables and derivative liabilities corresponding to the above-mentioned increase in trade receivables, inventories and derivative assets, which was partly offset by decrease in short-term debt and current maturities of long-term debt at Mitsui under its funding policy.

•	As a result of above, working capital, or current assets minus current liabilities, as of March 31, 2005 was ¥1,138.9 billion, a ¥238.2 billion increase compared with ¥900.7 billion as of March 31, 2004.

•	investments and non-current receivables, property and equipment — at cost, intangible assets, less accumulated amortization, deferred tax assets — non current and other assets totaled ¥3,172.7 billion as of March 31, 2005, a ¥391.2 billion increase compared with ¥2,781.5 billion as of March 31, 2004, mainly due to following reasons:

•	Sum of investments in and advances to associated companies as of March 31, 2005 out of investments and non-current receivables was ¥1,633.4 billion, a ¥289.7 billion increase compared with ¥1,633.4 billion as of March 31, 2004. This increase was primarily caused by capital expenditure into core businesses under the current Medium-term Strategic and Financial plan such as Sakhalin II project and participation in acquisition of IPP portfolio, and other items such as increase corresponding to equity in earnings and increase in unrealized holding gain on available-for-sale securities at Mitsui Oil Exploration Co., Ltd. resulting from an initial public offering of shares of INPEX CORPORATION that Mitsui Oil Exploration Co., Ltd. has owned.

•	property and equipment — at cost as of March 31, 2005 increased by ¥63.6 billion to ¥662.7 billion compared with ¥599.1 billion as of March 31, 2004 principally due to acquisition of mineral rights and machinery and equipment of newly developing Enfield oil project in Western Australia.

•	Long-term debt, less current maturities as of March 31, 2005 increased by ¥363.7 billion to ¥2,904.9 billion compared with ¥2,541.2 billion as of March 31, 2004 primarily because of an increase in borrowing from banking institutions and issuance of long term bonds at Mitsui and a financing subsidiary in Europe, which corresponded to funding for the above-mentioned investments and acquisitions of fixed assets as well as certain shifting of funding source from short-term debt.

•	Shareholders’ equity as of March 31, 2005 increased by ¥159.5 billion to ¥1,122.8 billion compared with ¥963.3 billion as of March 31, 2004, primarily because of the current year earnings, and there was an increase in unrealized holding gains on the above-mentioned shares owned by Mitsui Oil Exploration Co., Ltd.

As a result of above, shareholders’ equity to total assets ratio as of March 31, 2005 increased 0.5% to 14.8% compared to 14.3% as of March 31, 2004. Net interest-bearing liabilities, or interest-bearing liabilities minus cash and cash equivalents and time deposits as of March 31, 2005 was ¥2,736.2 billion, increased by ¥60.7 billion compared to ¥2,675.5 billion as of March 31, 2004. Net debt-to-equity ratio as of March 31, 2005 was 2.44 times compared to 2.78 times as of March 31, 2004

(2)	Cash Flows

•	Net cash provided by operating activities for the year ended March 31, 2005 was ¥200.1 billion, a ¥100.0 billion increase compared to ¥100.1 billion for the year ended March 31, 2004, reflecting expanding operating income.

•	Net cash used in investing activities for the year ended March 31, 2005 was ¥224.0 billion, a ¥89.8 billion increase compared to ¥134.2 billion for the year ended March 31, 2004, reflecting ongoing capital expenditure for energy and mineral resources projects and participation in acquisition of IPP portfolio as mentioned in above (1) Assets, Liabilities and Shareholders’ Liabilities.

•	As a result, free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the year ended March 31, 2005 was net outflow of ¥23.9 billion, a ¥10.2 billion decrease of net outflow compared to ¥34.1 billion outflow for the year ended March 31, 2004.

•	During the year ended March 31, 2005, Mitsui and its foreign trading subsidiaries raised ¥186.3 billion through increase in long-term debt and issuance of bonds. After the payments of cash dividends of ¥14.2 billion and others. As a result, net cash provided by short-term and long-term financing activities totaled ¥171.3 billion.

As a result, cash and cash equivalents as of March 31, 2005 were ¥791.8 billion, a ¥153.5 billion increase compared to ¥638.3 billion as of March 31, 2004.

3. Risk Factors

You should consider the risk factors set forth below do not represent all the risk factors of us, and changes in economic and other conditions could lead to outcomes that differ from those presented below. Further details will be discussed in Annual Security Report for the year March 2005 to be issued in June 2005.

(1) Risk factors derived from changes in market environments

Among others, followings are typical risk factors derived from changes in market environments.

The decrease in the volume of trade and the flow of goods and materials resulting from the worldwide economic downturn may adversely impact our business, results of operations and financial condition.

Our global business activities, including our trading activities are affected by the particular economic conditions of the countries in which we operate. We are particularly vulnerable to the downward economic trends in Japan. In addition, an economic downturn in China, which has become an increasingly important market for us due to increasing trading and business transactions involving raw steel materials, steel products, chemical products and infrastructure projects, may also adversely affect our results of operations. An economic downturn, either globally or in any regions in which we operate may cause, among other things, a reduction in flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

Fluctuations in commodity prices can adversely affect our results of operations and financial condition.

We trade in a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. Our trading activities in these commodities in particular, have a significant impact on our business operations. As a result, unexpected movements in commodity prices may adversely affect our business, operating results and financial condition. For instance, the operating results of our oil and gas are sensitive to the price of crude oil. A decline of U.S.$1 per barrel in the price of crude oil results in a decrease in our net income of approximately ¥1 billion as of the year ended March 31, 2005. And with respect to our iron ore production, a decline of U.S.$1 per 1 ton in the price of iron ore results in a decrease in our net income approximately ¥2.6 billion as of the year ended March 31, 2005. These estimations are based on our annual production from above-mentioned activities calculated and foreign exchange rates during the year ended March 31, 2005, thus the sensitivities to these commodity prices for the year ended March 31, 2006 will vary.

Exchange rate fluctuations may adversely affect our operating results.

We are exposed to risks associated with foreign currency exchange rate fluctuations. Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As the financial statements of overseas subsidiaries are stated in the U.S. dollar, the Australian dollar, the Euro, or other currencies, our net income may be affected by the fluctuations of these currencies and we are exposed to translation risk in our assets and liabilities denominated in foreign currencies. As a result, exchange rate fluctuations may negatively affect our operating results.

(2) Risks factors derived from failure to achieve compliance with laws, regulations and rules

Besides the risk factors related to strategic and management decision such as entry to or withdrawal from new market and control of subsidiaries and associated companies, risk factors derived from failure to achieve compliance with laws, regulations and rules could lead to outcome that affect our operating results and business negatively.

Restrictions under environmental laws and regulations and any accidents relating to our use of hazardous materials could negatively affect our business, results of operations and financial condition.

As a global general trading company, we are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, our Metal Products & Minerals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcements in connection with our extracting activities. For example, we are subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may require us to perform site clean-ups; require us to curtail or cease certain operations; impose fines and payments for significant environmental damage; require us to install costly pollution control equipment; and require us to modify our operations.

And our associated company, Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements, was under investigation by the U.S. Environmental Protection Agency (“EPA”) and the State of Florida regarding environmental conditions and former waste management practices at its plant in Florida.

Coronet has started the discussion with the state and federal regulators to determine an appropriate site rehabilitation plan for amicable resolution. In addition, Coronet is also named as a defendant in civil actions initiated by residents living near the plant. Mitsui is also named as one of the defendants in some of these civil actions. These actions are both in their early stages.

Employee misconduct could adversely affect our results of operations and reputation.

Due to our size, as well as the operational and geographic breadth of our activities, our day-to-day operations are necessarily de-centralized. As a result, we cannot fully ensure that our employees comply with all applicable laws and regulations as well as our internal policies. For example, our employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, our employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions, to which we are subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. There can be no assurance that the efforts we undertake to ensure employees’ compliance with applicable laws and regulations as well as our internal policies will succeed in preventing misconduct by our employees. Depending on its nature, employees’ misconduct could have negative effects on our results of operations and reputation. For instance, please refer to “3. Outline of DPF data falsification incident and Company’s responsive measures.”

4. Outlook for the Year Ending March 31, 2006

With regard to the outlook for the year ending March 31, 2006, we anticipate total trading transactions of ¥14,000 billion, increasing 2.83%, compared with ¥13,615 billion for the year ended March 31, 2005, and net income of ¥170 billion, increasing 40.4%, compared with ¥121.1 billion for the year ended March 31, 2005. These forecasts assume the average currency exchange rate of ¥100.00 = U.S. $1.00 and an average crude oil price of U.S. $42.00 per barrel (Japan Crude Cocktail)

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Overview of our Operations and Principal Activities

We, Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and foods & retail, life-style and consumer service. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

As of March 31, 2005, Mitsui has 723 subsidiaries and associated companies as set forth below.

• overseas subsidiaries:	250

• domestic subsidiaries:	177

• overseas associated companies:	171

• domestic associated companies:	125

The following is an overview of products and services provided by each of the operating segments and major subsidiaries and associated companies. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in each respective operating segment.

Metal Products & Minerals Segment

Our Metal Products & Minerals Segment is engaged in the overseas development and trading of raw materials for iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous products.

Subsidiaries (45)

Mitsui Iron Ore Development Pty., Sesa Goa Limited, Mitsui-Itochu Iron Pty. Ltd., Mitsui Coal Holdings Pty. Ltd., Japan Collahuasi Resources B.V., Raw Materials Development Co., Ltd., Mitsui Bussan Raw Materials Development Corp., Ltd., Mitalco Inc., Mitsui Bussan Construction Materials Co., Ltd.

Associated companies (48)

Valepar S.A., BHP Mitsui Coal Pty. Ltd., Nippon Steel Trading Co., Ltd.

Machinery, Electronics & Information Segment

The Machinery, Electronics & Information Segment engages in the following businesses: manufacturing, global marketing and sales, financing, leasing, and services involving electric machinery, industrial plants and systems, transportation equipment and systems, construction equipment, telecommunication systems, motor vehicles, marine and aerospace systems. We are also involved in IT and electronics related solutions business, marketing and sales of IT/electronics related products, components/materials, software and services.

Subsidiaries (90)

MBK Project Holdings Ltd., The Mitsui Rail Capital Holdings, Inc., Toyota Chile S.A., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Lepta Shipping Co., Ltd. Tombo Aviation Inc., Mitsui Bussan Aerospace Co., Ltd., Telepark Corp.(*), NextCom K.K(*)., Xion Holdings, Inc., TOYO Officemation, Inc.

(*) listed on Tokyo Sock Exchange

Associated companies (77)

P.T. Paiton Energy, Toyo Engineering Corporation, Shin Nippon Air Technologies Co., Ltd., Toyota Canada Inc., United Auto Group, Inc., PT Yamaha Indonesia Motor Manufacturing., Japan Automobile Auction Inc., Nihon Unisys, Ltd.

Chemical Segment

The operations of our Chemical Segment include the production, trading, and developing of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.

Subsidiaries (49)

P. T. Kaltim Pasifik Amoniak, Novus International, Inc., Fertilizantes Mitsui S.A Industria e Comercio, Nikken Fine Chemicals Co., Ltd., Daito Chemical Co., Ltd., Mitsui Bussan Plastics Co., Ltd., Nippon Trading Co., Ltd., Bussan Nanotech Research Institute Inc.

Associated companies (52)

Agro Kanesho Co., Ltd., TG Missouri Corporation, Advanced Composites Inc.

Energy Segment

Our Energy Segment is engaged in the general trading activities, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas, as well as liquefied natural gas.

Subsidiaries (23)

Mittwell Energy Resources Pty., Ltd., Wandoo Petroleum Pty Ltd., Mitsui E&P Australia Pty., Ltd., Mitsui E&P Middle East B.V., Mitsui Gas Development Qatar B.V., Mitsui LNG Nederland B.V., Arcadia Petroleum Ltd., Mitsui Oil Co., Ltd.

Associated companies (12)

Japan Australia LNG(MIMI) Pty. Ltd., Sakhalin Energy Investment Company, Ltd., Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., United Petroleum Development Co., Ltd.

Consumer Products & Services Segment

The Consumer Products & Services Segment is engaged, in Japan and other various overseas markets all over the world, in the business and operations of trading various consumer-related products and services such as foods, textile and fashion, general merchandise, building materials, real estate development including construction, consumer services, services for supporting retailers such as merchandising, logistics and inventory management and investment to the above-mentioned business areas.

Subsidiaries (77)

Mitsui Norin Co., Ltd., Mitsui Foods Co., Ltd., Wilsey Foods Inc., DAI-ICHI BROILER CO., LTD., Mitsui Bussan Inter-Fashon Ltd., Bussan Real Estate Development Co., Ltd., MBK Real Estate Ltd., Mitsui Bussan House-Techno, Inc.

Associated companies (77)

Mikuni Coca-Cola Bottling Co., Ltd., Shin Mitsui Sugar Co., Ltd., Nippon Brunswick Co., Ltd., ALCANTARA S.p.A., QVC Japan, Inc., AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd.

Logistics & Financial Markets Segment

This segment is engaged in logistics services, insurance and financial business in Japan and various overseas markets all over the world.

Subsidiaries (30)

Mitsui & Co., Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Futures Ltd., Nitto Logistics Co., Ltd., Mitsuibussan Insurance and Consulting Co., Ltd., Tri-Net (Japan) Inc.

Associated companies (7)

Mitsui Leasing & Development, Ltd., Quintiles Transnational Japan K.K.

Americas Segment

Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc. manages the business of the segment as the center of the regional strategy.

Trading subsidiaries (10)

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (35)

Mitsui Steel Development Co., Inc., Channel Terminal Corp., Cornerstone Research & Development Inc., Westport Petroleum Inc., Portac, Inc.

Associated companies (3)

TAMCO

Europe Segment

Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC is authorized to manage the business of this segment as the center of its regional strategy. Also, this segment is responsible for carrying out diversified business activities together with its subsidiaries and associated companies in collaboration with the operating segments of the Head Office.

Trading subsidiaries (12)

Mitsui & Co. Europe PLC, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH

Subsidiaries (7)

Associated companies (8)

Other Overseas Areas Segment

This segment includes all of our region-based subsidiaries, liaison offices and associated companies excluding those in our Americas and Europe Segments. The subsidiaries, liaison offices and associated companies in this segment are located primarily in China, the member countries of Association of Southeast Asian Nations (“ASEAN”), Oceania, the Middle East and Southwest Asia. Our Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui.

Trading subsidiaries (22)

Mitsui & Co. (Australia) Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co., (Thailand) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Middle East) E.C., Mitsui & Co. (Shanghai) Ltd.

Subsidiaries (11)

Associated companies (11)

All Other

This is engaged in certain kinds of services such as development and marketing of systems, financing service and operation services to external customers and/or to the companies and associated companies.

Subsidiaries (16)

Mitsui Knowledge Industry Co., Ltd. (*), Bussan Credit Co., Ltd.

(*) listed on Tokyo Sock Exchange

Associated companies (1)

Statements of Consolidated Income

(Unaudited)

(Millions of Yen)

		Year Ended	Comparison with
	Year Ended	March 31, 2004	previous period
	March 31, 2005	As restated	Amount	%
Revenues:
Sales of products	¥2,980,759	¥2,490,014	¥490,745
Sales of services	435,210	424,473	10,737
Other sales	109,764	68,449	41,315

Total revenues	3,525,733	2,982,936	542,797	18.2

Total Trading Transactions:
Year Ended March 31, 2005, ¥13,615,047 million;
Year Ended March 31, 2004, ¥12,284,111 million
Cost of Revenues:
Cost of products sold	2,684,146	2,292,662	391,484
Cost of services sold	68,995	41,346	27,649
Cost of other sales	46,789	34,985	11,804

Total cost of revenues	2,799,930	2,368,993	430,937	18.2

Gross Profit	725,803	613,943	111,860	18.2

Other Expenses (Income):
Selling, general and administrative	518,949	477,213	41,736
Provision for doubtful receivables	8,863	9,883	(1,020)
Interest income	(35,512)	(30,015)	(5,497)
Interest expense	43,609	35,913	7,696
Dividend income	(24,570)	(18,448)	(6,122)
Gain on sales of securities — net	(36,533)	(27,465)	(9,068)
Loss on write-down of securities	16,544	31,024	(14,480)
Gain on disposal or sales of property and equipment — net	(6,527)	(4,057)	(2,470)
Impairment loss of long-lived assets	21,505	22,378	(873)
Compensation and other charges related to DPF incident	36,000	—	36,000
Other expense — net	7,831	28,712	(20,881)

Total other expenses	550,159	525,138	25,021

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	175,644	88,805	86,839	97.8

Income Taxes:
Current	65,098	45,016	20,082
Deferred	38,457	2,025	36,432

Total	103,555	47,041	56,514

Income from Continuing Operations before Minority Interests and Equity in Earnings	72,089	41,764	30,325	72.6
Minority Interests in Earnings of Subsidiaries	(17,558)	(7,470)	(10,088)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	65,893	40,078	25,815

Income from Continuing Operations	120,424	74,372	46,052	61.9
Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)	712	(3,700)	4,412
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	—	(2,285)	2,285

Net Income	¥121,136	¥68,387	¥52,749	77.1

Note:	Starting from the year ended March 31, 2005, the companies reclassified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest income” and “Interest expense” to “Other sales” and “Cost of other sales,” respectively. In relation to this change, the figures for the year ended March 31, 2004 have been restated to conform to the current year presentation.

Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	March 31,	March 31,	Increase/
	2005	2004	(Decrease)
Current Assets:
Cash and cash equivalents	¥791,810	¥638,299	¥153,511
Time deposits	28,067	46,710	(18,643)
Marketable securities	28,077	29,337	(1,260)
Trade receivables:
Notes and loans, less unearned interest	450,678	467,380	(16,702)
Accounts	1,863,742	1,706,850	156,892
Associated companies	197,015	186,373	10,642
Allowance for doubtful receivables	(22,519)	(22,498)	(21)
Inventories	596,876	513,016	83,860
Advance payments to suppliers	90,901	62,038	28,863
Deferred tax assets — current	46,410	31,473	14,937
Other current assets	349,622	275,496	74,126

Total current assets	4,420,679	3,934,474	486,205

Investments and Non-current Receivables:
Investments in and advances to associated companies	973,219	726,521	246,698
Other investments	660,230	617,189	43,041
Non-current receivables, less unearned interest	544,615	485,446	59,169
Allowance for doubtful receivables	(100,066)	(110,098)	10,032
Property leased to others — at cost, less accumulated depreciation	183,175	230,311	(47,136)

Total investments and non-current receivables	2,261,173	1,949,369	311,804

Property and Equipment — at Cost:
Land, land improvements and timberlands	207,115	220,842	(13,727)
Buildings, including leasehold improvements	317,576	329,405	(11,829)
Equipment and fixtures	429,315	395,010	34,305
Mineral rights	78,303	27,349	50,954
Vessels	21,002	18,215	2,787
Projects in progress	35,727	26,224	9,503

Total	1,089,038	1,017,045	71,993
Accumulated depreciation	(426,350)	(417,906)	(8,444)

Net property and equipment	662,688	599,139	63,549

Intangible Assets, less Accumulated Amortization	104,257	90,809	13,448

Deferred Tax Assets — Non-current	29,641	32,406	(2,765)

Other Assets	114,949	109,831	5,118

Total	¥7,593,387	¥6,716,028	¥877,359

Note:	Mineral rights are classified as “Property and Equipment — at Cost” at March 31, 2005, which were formerly included in “Intangible Assets, less Accumulated Amortization.” The figures at March 31, 2004 have been reclassified to conform to the current year presentation.

Liabilities and Shareholders’ Equity

(Millions of Yen)

	March 31,	March 31,	Increase/
	2005	2004	(Decrease)
Current Liabilities:

Short-term debt	¥615,353	¥646,746	¥(31,393)
Current maturities of long-term debt	291,950	357,675	(65,725)
Trade payables:
Notes and acceptances	113,481	124,321	(10,840)
Accounts	1,645,842	1,467,516	178,326
Associated companies	94,805	76,360	18,445
Accrued expenses:
Income taxes	47,160	32,628	14,532
Interest	19,570	20,210	(640)
Other	75,299	39,522	35,777
Advances from customers	100,681	83,273	17,408
Other current liabilities	277,635	185,534	92,101

Total current liabilities	3,281,776	3,033,785	247,991

Long-term Debt, less Current Maturities	2,904,923	2,541,221	363,702

Accrued Pension Costs and Liability for Severance Indemnities	39,467	52,296	(12,829)

Deferred Tax Liabilities — Non-current	143,566	47,387	96,179

Minority Interests	100,827	78,061	22,766

Shareholders’ Equity:
Common stock	192,493	192,487	6
Capital surplus	288,048	287,763	285
Retained earnings:
Appropriated for legal reserve	37,018	36,633	385
Unappropriated	656,032	549,521	106,511
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	100,179	69,729	30,450
Foreign currency translation adjustments	(142,787)	(161,454)	18,667
Minimum pension liability adjustment	(5,691)	(5,743)	52
Net unrealized gains and losses on derivatives	(1,252)	(3,996)	2,744

Total accumulated other comprehensive loss	(49,551)	(101,464)	51,913

Treasury stock, at cost	(1,212)	(1,662)	450

Total shareholders’ equity	1,122,828	963,278	159,550

Total	¥7,593,387	¥6,716,028	¥877,359

Statements of Consolidated Shareholders’ Equity

(Unaudited)

(Millions of Yen)

	Year Ended March 31,	Year Ended March 31,
	2005	2004
Common Stock:
Balance at beginning of year	¥192,487	¥192,487
Common stock issued upon conversion of bonds	6	—

Balance at end of year	¥192,493	¥192,487

Capital Surplus:
Balance at beginning of year	¥287,763	¥287,756
Conversion of bonds	6	—
Gain on sales of treasury stock	13	7
Exchange of treasury stock for subsidiary’s stock	266	—

Balance at end of year	¥288,048	¥287,763

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥36,633	¥36,382
Transfer from unappropriated retained earnings	385	251

Balance at end of year	¥37,018	¥36,633

Unappropriated:
Balance at beginning of year	¥549,521	¥494,038
Net income	121,136	68,387
Cash dividends paid	(14,240)	(12,653)
Dividends paid per share:
Year ended March 31, 2005, ¥9.0;
Year ended March 31, 2004, ¥8.0
Transfer to retained earnings appropriated for legal reserve	(385)	(251)

Balance at end of year	¥656,032	¥549,521

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	¥(101,464)	¥(147,138)
Unrealized holding gains and losses on available-for-sale securities	30,450	66,324
Foreign currency translation adjustments	18,667	(20,401)
Minimum pension liability adjustment	52	988
Net unrealized gains and losses on derivatives	2,744	(1,237)

Balance at end of year	¥(49,551)	¥(101,464)

Treasury Stock, at Cost
Balance at beginning of year	¥(1,662)	¥(1,378)
Purchases of treasury stock	(904)	(356)
Sales of treasury stock	158	72
Exchange of treasury stock for subsidiary’s stock	1,196	—

Balance at end of year	¥(1,212)	¥(1,662)

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(Millions of Yen)

	Year Ended March 31,	Year Ended March 31,
	2005	2004
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):

Net income	¥121,136	¥68,387

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	30,450	66,324
Foreign currency translation adjustments	18,667	(20,401)
Minimum pension liability adjustment	52	988
Net unrealized gains and losses on derivatives	2,744	(1,237)

Changes in equity from nonowner sources	¥173,049	¥114,061

Statements of Consolidated Cash Flows

(Unaudited)

(Millions of Yen)

	Year Ended	Year Ended
	March 31, 2005	March 31, 2004
Operating Activities:
Net income	¥121,136	¥68,387
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,598	65,809
Pension and severance costs, less payments	(18,575)	18,217
Provision for doubtful receivables	8,863	9,883
Gain on sales of securities — net	(36,533)	(27,465)
Loss on write-down of securities	16,544	31,024
Gain on disposal or sales of property and equipment — net	(6,527)	(4,057)
Impairment loss of long-lived assets	21,505	22,378
Deferred income taxes	38,457	2,025
Equity in earnings of associated companies, less dividends received	(33,076)	(21,364)
(Income) loss from discontinued operations — net (after income tax effect)	(712)	3,700
Cumulative effect of change in accounting principle (after income tax effect)	—	2,285
Changes in operating assets and liabilities:
Increase in trade receivables	(169,700)	(127,066)
Increase in inventories	(73,375)	(32,689)
Increase in trade payables	209,689	45,549
Other — net	55,775	43,463

Net cash provided by operating activities	200,069	100,079

Investing Activities:
Net decrease (increase) in time deposits	20,324	(9,603)
Investments in and advances to associated companies	(190,388)	(203,380)
Sales of investments in and collection of advances to associated companies	52,675	67,772
Acquisitions of other investments	(202,211)	(174,221)
Proceeds from sales of other investments	191,616	204,935
Increase in long-term loan receivables	(68,111)	(42,768)
Collection of long-term loan receivables	62,829	76,384
Additions to property leased to others and property and equipment	(170,068)	(113,197)
Proceeds from sales of property leased to others and property and equipment	79,324	59,924

Net cash used in investing activities	(224,010)	(134,154)

Financing Activities:
Net decrease in short-term debt	(29,113)	(71,759)
Proceeds from long-term debt	756,982	636,957
Repayments of long-term debt	(541,544)	(564,529)
Purchases of treasury stock — net	(764)	(264)
Payments of cash dividends	(14,240)	(12,653)

Net cash provided by (used in) financing activities	171,321	(12,248)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,131	(10,191)

Net Increase (Decrease) in Cash and Cash Equivalents	153,511	(56,514)
Cash and Cash Equivalents at Beginning of Year	638,299	694,813

Cash and Cash Equivalents at End of Year	¥791,810	¥638,299

Note:	In accordance with SFAS No.144, the figures for the year ended March 31, 2004 relating to discontinued operations have been reclassified.

Basis of Financial Statements and Summary of
Significant Accounting Policies

(Unaudited)

I. Basis of Financial Statements

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

II. Summary of Significant Accounting Policies

(1) Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2) Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.
Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income. Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in Shareholders’ Equity after income tax effects.

(3) Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.

(4) Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

During the year ended March 31, 2004, the Company’s Employees’ Pension Fund (“EPF”) was approved by Japanese Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion, and transferred the benefit obligation and the related government-specified portion of the plan assets to the Japanese government on March 12, 2004. In accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized (1) the difference of ¥17,224 million between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of substitutional portion of EPF, (2) the proportionate amount of the net unrealized loss of ¥10,508 million for the substitutional portion, as settlement loss, and (3) the difference of ¥2,183 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression.

(5) Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on derivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6) Business combinations and intangible assets

Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7) Discontinued operations

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)” in accordance with SFAS No. 144. The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the previous periods have been reclassified.

(8) Asset retirement obligations

Under provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record a liability for an asset retirement obligation at fair value in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

For the year ended March 31, 2004, the companies recognized the cumulative effect of initially applying SFAS No. 143 as a separate line item in the Statements of Consolidated Income under “Cumulative Effect of Change in Accounting Principle (After Income Tax Effect),” which represents the difference between the amounts recognized in the Consolidated Balance Sheets prior to the application of SFAS No. 143 and the net amount that is recognized in the Consolidated Balance Sheets pursuant to provisions of SFAS No. 143 for the asset retirement obligations and related costs as of April 1, 2003.

(9) Revenue presentation

The revenues are presented in accordance with EITF No. 99-19 and are classified by major class as required by the SEC Regulation S-X, Rule 5-03.

Subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2004, the companies determined to classify financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from interest income and expense to other sales and cost of other sales, respectively. This change reflects the increasing financing operations of the subsidiaries and has been made to more fairly present their financing transactions in the Statements of Consolidated Income. Specifically, the companies reclassified the financing revenues and costs from “Interest income” and “Interest expense” to “Other sales” and “Cost of other sales,” respectively, and restated the Statements of Consolidated Income for the prior year to conform to the current year presentation. As a result of this restatement, “Other sales,” “Cost of other sales” and “Gross Profit” increased by ¥6,938 million, ¥1,887 million and ¥5,051 million, respectively, and “Interest income” and “Interest expense” decreased by ¥6,938 million and ¥1,887 million, respectively, in the Statements of Consolidated Income for the year ended March 31, 2004. This restatement had no impact on net income or shareholders’ equity.

(10) Consolidation of variable interest entities

The variable interest entities where the Company or one of its subsidiaries is a primary beneficiary are consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised in December 2003) — an Interpretation of ARB No. 51”.

(11) Classification of mineral rights

The companies adopted EITF No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets,” and FASB Staff Position (“FSP”) Nos. FAS 141-1 and FAS 142-1 which amends SFAS No. 141 and 142 for the year ended March 31, 2005. EITF No. 04-2, FSP Nos. FAS 141-1 and FAS 142-1 require mineral rights held by mining entities other than oil and gas producing entities that are within the scope of SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” be accounted for as tangible assets.

In September 2004, the FASB issued FSP No. FAS 142-2. This FSP requires the scope exception required by SFAS No. 142 to be extended to the balance sheet classification and disclosures for drilling and mineral rights of oil and gas producing entities within the scope of SFAS No. 19.
In accordance with EITF No. 04-2 and above mentioned FSPs, all mineral rights that were previously classified as intangible assets have been reclassified as tangible assets in the Consolidated Balance Sheets.

(12) Investments in limited liability companies (“LLCs”)

The companies adopted EITF No. 03-16, “Accounting for Investments in Limited Liability Companies,” during the year ended March 31, 2005. EITF No. 03-16 requires investments of more than 3 to 5 percent in an LLC that maintain a specific ownership account for each investor be accounted for by the equity method.

The effect of adoption of this consensus on the companies’ financial position and results of operations was immaterial.

(13) Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Net Income per Share

(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2005 and 2004:

Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	121,136	1,582,473	76.55

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	591	105,311

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	121,727	1,687,784	72.12

Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	68,387	1,581,195	43.25

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	581	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	68,968	1,686,514	40.89

Segment Information

(Unaudited)

1. Operating Segment Information

Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Millions of Yen)

		Machinery,			Consumer	Logistics &
	Metal Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets
Total Trading Transactions:
External customers	2,640,261	2,720,517	1,901,950	1,402,521	2,633,114	94,354
Intersegment	239,357	116,033	408,446	82,231	83,152	11,172

Total	2,879,618	2,836,550	2,310,396	1,484,752	2,716,266	105,526

Gross Profit	121,449	137,310	87,112	72,604	152,627	46,662
Operating Income (Loss)	68,138	31,381	24,559	35,453	32,019	18,480
Equity in Earnings of Associated Companies	22,444	8,228	2,450	24,480	3,688	2,439
Net Income (Loss)	46,991	26,437	(6,852)	42,759	16,882	11,835

Total Assets at March 31, 2005	1,227,494	1,306,359	779,930	894,175	1,109,464	405,355

			Other			Adjustments	Consolidated
	Americas	Europe	Overseas Areas	Total	All Other	and Eliminations	Total
Total Trading Transactions:
External customers	1,026,282	403,448	769,262	13,591,709	25,014	(1,676)	13,615,047
Intersegment	494,017	368,812	1,362,376	3,165,596	10,674	(3,176,270)	—

Total	1,520,299	772,260	2,131,638	16,757,305	35,688	(3,177,946)	13,615,047

Gross Profit	49,911	20,657	25,810	714,142	12,349	(688)	725,803
Operating Income (Loss)	14,737	2,412	8,191	235,370	(466)	(36,913)	197,991
Equity in Earnings of Associated Companies	1,608	134	479	65,950	417	(474)	65,893
Net Income (Loss)	12,343	2,930	13,765	167,090	4,411	(50,365)	121,136

Total Assets at March 31, 2005	445,221	345,917	270,237	6,784,152	2,312,547	(1,503,312)	7,593,387

Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) (As restated)

(Millions of Yen)

		Machinery,			Consumer	Logistics &
	Metal Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets
Total Trading Transactions:
External customers	2,206,439	2,640,632	1,548,680	1,401,288	2,577,867	81,486
Intersegment	260,323	133,884	415,753	100,189	135,319	25,989

Total	2,466,762	2,774,516	1,964,433	1,501,477	2,713,186	107,475

Gross Profit	77,027	128,736	91,094	54,616	135,865	32,293
Operating Income (Loss)	28,715	29,400	31,352	21,708	23,321	10,370
Net Income	24,208	5,860	11,389	24,449	18,909	4,786

Total Assets at March 31, 2004	994,364	1,223,610	624,799	610,374	1,079,914	358,263

			Other			Adjustments	Consolidated
	Americas	Europe	Overseas Areas	Total	All Other	and Eliminations	Total
Total Trading Transactions:
External customers	843,532	342,286	624,435	12,266,645	26,954	(9,488)	12,284,111
Intersegment	448,399	335,262	1,009,695	2,864,813	8,700	(2,873,513)	—

Total	1,291,931	677,548	1,634,130	15,131,458	35,654	(2,883,001)	12,284,111

Gross Profit	40,711	19,965	24,060	604,367	10,461	(885)	613,943
Operating Income (Loss)	8,531	3,030	6,562	162,989	(1,902)	(34,240)	126,847
Net Income	161	693	10,425	100,880	1,923	(34,416)	68,387

Total Assets at March 31, 2004	399,599	247,574	215,185	5,753,682	2,152,005	(1,189,659)	6,716,028

Notes:

1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the year ended March 31, 2004 have been reclassified.
The reclassifications to “Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	Effective April 1, 2004, the companies integrated the business operations of their domestic branches and offices into business units in the companies’ Head Office, reorganized business units in the Head Office, and the composition of reportable operating segments was changed in the year ended March 31, 2005. The operating segment information for the year ended March 31, 2004 has been restated to conform to the current period presentation. The primary changes are as follows:

(a)	The former “Domestic Branches and Offices” was abolished and transferred to each product-focused operating segment in the Head Office based on the nature of previous operations.
(b)	Certain operations, which had been included in “Metal Products & Minerals” and “All Other”, were reported as “Logistics & Financial Markets.”
(c)	The media-related businesses oriented to consumers, which had been included in “Machinery, Electronics & Information,” were transferred to “Consumer Products & Services.”

3.	“All Other” includes business activities which primarily provide services, such as development and marketing of systems, financing service, and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2005 and 2004 consist primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

4.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of inter-segment transactions.
Net loss of “Adjustments and Eliminations” for the year ended March 31, 2005 includes a) ¥21,722 million in general and administrative expenses of the corporate departments excluding pension costs, b) a charge of ¥15,292 million for the valuation allowance for deferred tax assets as a result of change in a policy to sell certain investments and c) a gain of ¥2,432 million for pension related items (all amounts are after income tax effects).
Net loss of “Adjustments and Eliminations” for the year ended March 31, 2004 includes a) ¥14,001 million in general and administrative expenses of the corporate departments excluding pension costs, b) a charge of ¥13,247 million for pension related items, and c) ¥4,743 million in impairment losses of long-lived assets (all amounts are after income tax effects).

5.	Transfers between operating segments are made at cost plus a markup.

6.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

7.	Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest income” and “Interest expense.”
In relation to this change, the figures of “Total Trading Transactions”, “Gross Profit” and “Operating Income (Loss)” for the year ended March 31, 2004 have been restated to conform to the current year presentation.

8.	Starting from the year ended March 31, 2005, “Equity in Earnings of Associated Companies” is disclosed, since this item of each reportable segment is newly included in the measure of segment profit and loss reviewed by the chief operating decision maker.

2. Geographic Area Segment Information

Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Millions of Yen)

		North
	Japan	America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated
Total Trading Transactions:
Outside	10,735,799	1,176,671	639,476	658,437	115,219	289,445	—	13,615,047
Interarea	836,456	406,803	261,664	423,239	283,262	435,531	(2,646,955)	—

Total	11,572,255	1,583,474	901,140	1,081,676	398,481	724,976	(2,646,955)	13,615,047

Operating Income	74,145	27,950	17,725	28,370	32,007	18,363	(569)	197,991

Identifiable Assets at March 31, 2005	5,842,248	977,744	760,174	554,279	373,680	265,908	(2,153,865)	6,620,168

Investments in and advances to associated companies								973,219

Total Assets at March 31, 2005								7,593,387

Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Millions of Yen)

		North
	Japan	America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated
Total Trading Transactions:
Outside	9,802,004	968,231	586,874	643,974	72,503	210,525	—	12,284,111
Interarea	804,392	350,162	190,802	361,458	231,769	306,533	(2,245,116)	—

Total	10,606,396	1,318,393	777,676	1,005,432	304,272	517,058	(2,245,116)	12,284,111

Operating Income	58,045	15,845	4,548	15,252	19,890	12,719	548	126,847

Identifiable Assets at March 31, 2004	5,439,108	841,069	598,401	390,213	255,221	220,098	(1,754,603)	5,989,507

Investments in and advances to associated companies								726,521

Total Assets at March 31, 2004								6,716,028

Notes:

1.	In addition to the disclosure based on SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

2.	In accordance with SFAS No.144, the results of discontinued operations are eliminated from Total Trading Transactions and Operating Income in each geographic area segment. The figures for the year ended March 31, 2004 have been reclassified.

3.	Other Areas consist principally of Latin America and the Middle East.

4.	Transfers between geographic areas are made at cost plus a markup.

5.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest income” and “Interest expense.”
In relation to this change, the figures of “Total Trading Transactions” and “Operating Income” for the year ended March 31, 2004 have been restated to conform to the current year presentation.

Marketable Securities

(Unaudited)

Debt and Equity Securities

At March 31, 2005 and March 31, 2004, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

March 31, 2005:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains — net
Available-for-sale:
Marketable equity securities	191,007	333,097	142,090
Foreign debentures, commercial paper and other debt securities	306,922	306,944	22

			Unrealized Holding
	Amortized Cost	Fair Value	Gains — net
Held-to-maturity debt securities, consisting principally of foreign debentures	1,591	1,591	0

March 31, 2004:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains — net
Available-for-sale:
Marketable equity securities	178,609	297,018	118,409
Foreign debentures, commercial paper and other debt securities	206,429	206,551	122

			Unrealized Holding
	Amortized Cost	Fair Value	Gains — net
Held-to-maturity debt securities, consisting principally of foreign debentures	2,106	2,106	0

Retirement Benefits

(Unaudited)

1.	Summary of Pension and Other Severance Indemnities Plan

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors.
The primary pension plan is the Company’s contributory Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law. With the enforcement of the Defined Benefit Corporate Pension Law, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan), which had remained only for retired employees with vested benefits, into CPF on March 31, 2005.
In addition, the Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

During the year ended March 31, 2004, the Company’s Employees’ Pension Fund (“EPF”) was approved by Japanese Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion, and transferred the benefit obligation and the related government-specified portion of the plan assets to the Japanese government on March 12, 2004.
In accordance with EITF No. 03-2, the Company recognized (1) the difference of ¥17,224 million between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of substitutional portion of EPF, (2) the proportionate amount of the net unrealized loss of ¥10,508 million for the substitutional portion, as settlement loss, and (3) the difference of ¥2,183 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression.
The remaining corporate portion of EPF was transferred to the Company’s CPF with the transfer of substitutional portion of EPF during the year ended March 31, 2004.

2.	Retirement Benefit Costs and Retirement Benefit Obligation Recognized in the Consolidated Balance Sheets

(1)	Pension and severance indemnities costs Net periodic pension costs under defined benefit pension plans of the companies for the years ended March 31, 2005 and 2004 were as follows:

(Millions of yen)

Year ended March 31, 2005	Year ended March 31, 2004
(April 1, 2004 — March 31, 2005)	(April 1, 2003 — March 31, 2004)
12,279	41,320

(2)	Pension and severance indemnities obligation recognized in the Consolidated Balance Sheets

Pension and severance indemnities obligation the companies recognized in the Consolidated Balance Sheets at March 31, 2005 and 2004 were as follows:

(Millions of yen)
	March 31, 2005	March 31, 2004

Intangible assets	80	112
Other assets (prepaid pension costs)	107,958	102,872
Accrued pension costs and liability for severance indemnities	(39,467)	(52,296)
Accumulated other comprehensive loss (before income tax effect)	9,319	9,308

(3)	Actuarial Assumptions

	March 31, 2005	March 31, 2004
Discount rate	Primarily 2.25%	Primarily 2.25%
Expected long-term rate of return on plan assets	Primarily 3.50%	Primarily 3.50%